Room 4561

April 3, 2008

Mr. Joseph W. McGrath
Chief Executive Officer
Unisys Corporation
Unisys Way
Blue Bell, PA 19424

      Re: Unisys Corporation
            Form 8-K Filed March 20, 2008
            File No. 1-8729

Dear Mr.McGrath,

     We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief